SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 21, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

1Q16 Earnings Release

Banco Macro Announces Results for the First Quarter of 2016

Buenos Aires, Argentina, April 21, 2016 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2016 (“1Q16”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.4 billion in 1Q16. This result was 26% higher than the Ps.1.1 billion posted in the first quarter of 2016 (“1Q15”). In 1Q16, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 33.3% and 5.1%, respectively.

• In 1Q16, Banco Macro’s financing to the private sector decreased Ps.218.8 million quarter over quarter (“QoQ”) totaling Ps.62.7 billion but grew 30% year over year (“YoY”). Among consumer loans, growth was driven by personal loans and credit cards which grew 6% and 1% QoQ, respectively. Meanwhile within commercial loans, during 1Q16, Banco Macro granted Ps.1.9 billion loans regarding the “Credit Line for Productive Financing and Financial Inclusion” program.

• In 1Q16, Banco Macro’s total deposits grew 9% QoQ, totaling Ps.83.8 billion and representing 85% of the Bank’s total liabilities. Private sector deposits grew 11% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.8.7 billion (23.5% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 44.4% of its total deposits in 1Q16.

• In 1Q16, the Bank’s non-performing to total financing ratio was 1.53% and the coverage ratio reached 151.47%.

1Q16 Earnings Release Conference Call Monday, April 25, 2016 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (844) 839 2185

Participants from outside the U.S.:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 02/18/2016 through 03/03/2016	Ines Lanusse Investor Relations Officer Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Financial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investro Relations).

1Q16 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q16 Earnings Release

Results

Earnings per outstanding share were Ps.2.41 in 1Q16, 28% lower than in 4Q15´s levels and 26% higher than in 1Q15.

EARNINGS PER SHARE	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Net income (M $)	1,114.2	822.7	1,104.6	1,966.9	1,407.6	-28%	26%
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5	0%	0%
Average shares issued (M)	584.5	584.5	584.5	584.5	584.5	0%	-2%
Book value per issued share ($)	21.57	21.91	23.80	27.16	30.20	11%	30%
Earnings per outstanding share ($)	1.91	1.41	1.89	3.37	2.41	-28%	12%

Book value per issued ADS (USD)	24.45	24.11	26.19	20.89	20.71	-1%	-15%
Earnings per outstanding ADS (USD)	2.16	1.55	2.08	2.59	1.65	-36%	-24%

Banco Macro’s 1Q16 net income of Ps.1.4 billion was 26% or Ps.293.4 million higher YoY. This result represented a ROAE and ROAA of 33.3% and 5.1%, respectively.

The operating result for 1Q16 was Ps.2.1 billion increasing 14% or Ps.253.2 million YoY.

It is important to emphasize that this result was obtained with the leverage of 6.6x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Net financial income	2,694.7	2,117.1	2,743.8	3,710.8	3,265.3	-12%	21%
Provision for loan losses	-201.7	-217.3	-138.1	-320.0	-178.2	-44%	-12%
Net fee income	968.9	1,073.7	1,109.9	1,248.1	1,162.1	-7%	20%
	3,461.9	2,973.5	3,715.6	4,638.9	4,249.2	-8%	23%
Administrative expenses	-1,586.8	-1,739.3	-1,896.1	-2,003.7	-2,120.9	6%	34%
Operating result	1,875.1	1,234.2	1,819.5	2,635.2	2,128.3	-19%	14%
Minority interest in subsidiaries	-7.7	-8.8	-9.1	-9.8	-10.6	8%	38%
Net other income	-81.5	65.0	-25.7	7.7	52.3	579%	-164%
Net income before income tax	1,785.9	1,290.4	1,784.7	2,633.1	2,170.0	-18%	22%
Income tax	-671.7	-467.7	-680.1	-666.2	-762.4	14%	14%
NET INCOME	1,114.2	822.7	1,104.6	1,966.9	1,407.6	-28%	26%

The Bank’s 1Q16 financial income totaled Ps.6.4 billion, increasing 1% (Ps.78.1 million) compared to 4Q15 and increasing 41% (Ps.1.9 billion) YoY.

Interest on loans represented 77% of total financial income in 1Q16. Interest on loans was 14% or Ps.598,2 million higher than 4Q15’s level due to an increase in the average interest lending rates of 200bp and to a 7% increase of the average volume of the loan portfolio. On an annual basis, interest on loans grew 49% or Ps.1.6 billion.

In 1Q16, net income from government and private securities decreased 31% or Ps.449.6 million QoQ mainly due to a decrease in peso denominated government securities market prices, which, at the same time, was partially offset by LEBAC income increase. On an annual basis, net income from government and private securities decreased 8% or Ps.89.8 million.

3

1Q16 Earnings Release

Also in this quarter, an increase of 127% or Ps.31.9 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment also increased Ps.47.8 million.

Income from differences in quoted prices of gold and foreign currency decreased 32% or Ps.120.4 million QoQ mainly due to less foreign currency position tight to revaluation, which was partially offset by foreign exchange trading and government securities position. On an annual basis, an increase of 233% or Ps.181.1 million was experienced.

Other financial income increased 17% or Ps.16.7 million compared to 4Q15 mainly due to higher income from on shore forward foreign currency and higher premiums on reverse repurchase agreements. On an annual basis, an increase of 185% or Ps.76.4 million was experienced.

FINANCIAL INCOME	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Interest on cash and due from banks	0.0	0.1	0.0	0.1	0.3	200%	100%
Interest on loans to the financial sector	20.0	22.2	31.7	14.1	32.8	133%	64%
Interest on overdrafts	350.2	309.3	350.4	397.1	520.3	31%	49%
Interest on documents	248.9	259.8	286.8	350.7	395.4	13%	59%
Interest on mortgages loans	120.6	124.3	142.3	169.4	184.9	9%	53%
Interest on pledges loans	83.6	94.7	103.8	102.9	100.5	-2%	20%
Interest on credit cards loans	603.4	667.7	637.3	737.7	919.3	25%	52%
Interest on financial leases	18.8	19.3	21.0	22.6	23.5	4%	25%
Interest on other loans	1,880.9	2,052.5	2,309.5	2,568.9	2,784.9	8%	48%
Net Income from government & private securities (1)	1,105.4	483.4	931.9	1,465.2	1,015.6	-31%	-8%
Interest on other receivables from financial interm.	1.3	1.1	1.2	0.5	1.2	140%	-8%
Income from Guaranteed Loans - Decree 1387/01	7.1	5.1	6.3	6.6	7.0	6%	-1%
CER adjustment	9.3	1.2	23.1	24.9	56.9	129%	512%
CVS adjustment	0.0	0.1	0.3	0.3	0.2	-33%	100%
Difference in quoted prices of gold and foreign currency	77.7	85.1	111.1	379.2	258.8	-32%	233%
Other	41.2	53.0	64.0	100.9	117.6	17%	185%
Total financial income	4,568.4	4,178.9	5,020.7	6,341.1	6,419.2	1%	41%

(1) Net Income from government & private securities
LEBAC / NOBAC	353.1	599.1	642.8	537.6	664.2	24%	88%
Other	752.3	-115.7	289.1	927.6	351.4	-62%	-53%
Total	1,105.4	483.4	931.9	1,465.2	1,015.6	-31%	-8%

The Bank’s 1Q16 financial expense totaled Ps.3.2 billion, increasing 20% (Ps.523.6 million) compared to the previous quarter and increasing 68% (Ps.1.3 billion) compared to 1Q15.

In 1Q16, interest on deposits represented 78% of the Bank’s total financial expense. Interest on deposits increased 22% or Ps.449.6 million QoQ due to an increase of 22% of the average volume of time deposits and 40bp increase in the average time deposit interest rate. On a yearly basis, interest on deposits grew 76% or Ps.1.1 billion.

In 1Q16 the Contribution to Deposit Guarantee Fund decreased 18% or Ps.20.7 million. On a yearly basis, the result was 4% higher or Ps.3.4 million.

Other financial expense grew 16% or Ps.66.6 million QoQ mainly due to higher provincial taxes and increased 55% or Ps.172.5 million YoY.

4

1Q16 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Interest on saving accounts	14.1	15.5	17.8	20.8	20.7	0%	47%
Interest on time deposits	1,391.4	1,568.1	1,741.6	2,003.8	2,453.6	22%	76%
Interest on interfinancing received loans	3.1	1.4	1.4	1.1	1.0	-9%	-68%
Interest on other financing from the finan. institu.	0.0	0.0	0.0	0.0	0.1	0%	0%
Interest on subordinated bonds	31.9	32.5	34.0	37.8	53.6	42%	68%
Other Interest	0.7	0.7	0.6	0.6	0.9	50%	29%
Interest on other liabilities from fin intermediation	22.4	23.1	24.1	26.4	35.7	35%	59%
CER adjustment	1.2	1.4	1.1	0.9	3.5	289%	192%
Contribution to Deposit Guarantee Fund	93.0	100.2	108.1	117.1	96.4	-18%	4%
Other	315.9	318.9	348.2	421.8	488.4	16%	55%
Total financial expense	1,873.7	2,061.8	2,276.9	2,630.3	3,153.9	20%	68%

As of 1Q16, the Bank’s net interest margin was 16.7%, lower than the 19.6% posted in 4Q15 and the 20.8% posted in 1Q15. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15.2% in 1Q16, relatively lower than the 15.4% posted in 4Q15 and the 16.4% posted in 1Q15.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	I15		II15		III15		IV15		I16
	AVERAGE		AVERAGE		AVERAGE		AVERAGE		AVERAGE
Yields & rates in annualized nominal %	BALANCE	INT	BALANCE	INT	BALANCE	INT	BALANCE	INT	BALANCE	INT

Interest-earning assets
Goverment Securities	9,944.3	33.5%	14,420.0	15.2%	16,357.7	24.8%	15,031.4	31.1%	17,185.8	20.9%
Loans	45,633.1	29.7%	48,151.7	29.6%	53,017.2	29.3%	58,579.2	29.8%	63,168.6	32.0%
Private Sector	45,088.3	29.8%	47,637.1	29.8%	52,524.2	29.3%	58,079.2	29.8%	62,398.6	31.8%
Public Sector	544.8	20.5%	514.6	11.7%	493.0	28.2%	500.0	28.0%	770.0	48.2%
Financial trusts	225.7	23.5%	250.7	24.2%	198.3	25.2%	207.9	28.1%	364.3	30.7%
Other interest-earning assets	3,125.3	40.7%	3,358.4	-3.2%	3,088.3	-5.8%	3,524.4	37.6%	4,385.6	15.2%
Total interest-earning assets	58,928.4	30.9%	66,180.8	24.8%	72,661.5	26.8%	77,342.9	30.4%	85,104.3	28.9%

Non interest-earning assets	17,046.2		16,261.1		16,706.0		20,573.3		25,301.3
Total Average Assets	75,974.6		82,441.9		89,367.5		97,916.2		110,405.6

Interest-bearing liabilities
Checking accounts (*)	1,426.2	0.0%	1,743.4	0.0%	1,745.0	0.0%	2,037.7	0.0%	2,802.8	0.0%
Saving accounts (*)	9,796.6	0.6%	10,422.0	0.6%	12,083.7	0.6%	13,230.6	0.6%	14,109.8	0.6%
Time deposits (*)	27,231.9	20.7%	30,389.7	20.7%	32,892.3	21.0%	34,920.2	22.8%	42,577.3	23.2%
Corporate Bonds	2,227.6	9.4%	2,294.8	9.2%	2,371.0	9.2%	2,608.4	9.3%	3,700.1	9.4%
BCRA	11.5	8.6%	10.1	8.6%	8.5	8.6%	6.9	8.6%	5.4	8.4%
Other interest-bearing liabilities	209.5	15.2%	202.4	12.2%	188.6	12.8%	226.1	13.7%	154.5	21.2%
Total interest-bearing liabilities	40,903.3	14.5%	45,062.4	14.6%	49,289.1	14.7%	53,029.9	15.7%	63,349.9	16.3%

Non interest-bearing liabilities
Demand deposits (*)	19,156.9		20,740.5		22,705.8		23,656.5		22,650.6
Other non interest-bearing libilities	15,914.4		16,639.0		17,372.6		21,229.8		24,405.1
Total non interest-bearing liabilities	35,071.3		37,379.5		40,078.4		44,886.3		47,055.7

Total Average Liabilities	75,974.6		82,441.9		89,367.5		97,916.2		110,405.6

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 1Q16, Banco Macro’s net fee income totaled Ps.1.2 billion, 7% or Ps.86 million lower than 4Q15, and 20% or Ps.193.2 million higher than in 1Q15. In the quarter, fee charged on deposit accounts and other fees related to foreign trade, which increased 3% and 30%, respectively, stand out. This growth was offset with the decrease of debit and credit card fees and credit related fees. On a yearly basis, fee charged on deposit accounts and debit and credit card fees stand out, growing 32% and 40%, respectively.

5

1Q16 Earnings Release

NET FEE INCOME	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Fee charges on deposit accounts	779.7	866.3	923.1	992.1	1,026.4	3%	32%
Debit and credit card fees	336.6	369.2	408.3	514.5	470.0	-9%	40%
Other fees related to foreign trade	18.5	27.4	24.9	29.8	38.8	30%	110%
Credit-related fees	21.0	35.5	25.3	42.8	17.4	-59%	-17%
Lease of safe-deposit boxes	22.0	22.3	24.7	26.6	26.7	0%	21%
Other	130.8	137.2	169.7	167.1	158.6	-5%	21%
Total fee income	1,308.6	1,457.9	1,576.0	1,772.9	1,737.9	-2%	33%

Total fee expense	339.7	384.2	466.1	524.8	575.8	10%	70%

Net fee income	968.9	1,073.7	1,109.9	1,248.1	1,162.1	-7%	20%

In 1Q16 Banco Macro’s administrative expenses reached Ps.2.1 billion, 6% or Ps.117.2 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 34% or Ps.534.1 million YoY due to an increase in personnel expenses (mainly salaries increases and other concepts) and other operating expenses.

Personnel expenses grew 4% or Ps.50.2 million QoQ, basically due to the provision accounted for future salary increases. Personal expenses increased 32% or Ps.300.1 million compared to 1Q15.

As of March 2016, the accumulated efficiency ratio reached 47.9%, slightly higher from the 46.1% posted in 4Q15. Administrative expenses grew 6%, while net financial income and net fee income decreased 11% as a whole.

ADMINISTRATIVE EXPENSES	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Personnel expenses	945.5	1,051.5	1,131.7	1,195.4	1,245.6	4%	32%
Directors & statutory auditors´fees	52.0	42.9	66.1	72.0	67.6	-6%	30%
Other professional fees	46.9	53.4	58.9	58.7	57.9	-1%	23%
Advertising & publicity	37.8	28.9	31.7	45.5	47.8	5%	26%
Taxes	88.7	105.5	104.3	113.3	115.1	2%	30%
Depreciation of equipment	38.5	42.8	44.3	45.0	46.4	3%	21%
Amortization of organization costs	35.0	36.2	38.8	40.6	43.3	7%	24%
Other operating expenses	221.5	239.4	273.9	273.5	318.7	17%	44%
Other	120.9	138.7	146.4	159.7	178.5	12%	48%
Total Administrative Expenses	1,586.8	1,739.3	1,896.1	2,003.7	2,120.9	6%	34%

Total Employees	8,686	8,721	8,717	8,727	8,749	0%	1%
Branches	435	435	437	439	439	0%	1%
Efficiency ratio	43.3%	54.5%	49.2%	40.4%	47.9%

Accumulated efficiency ratio	43.3%	48.5%	48.8%	46.1%	47.9%

In 1Q16, the Bank’s net other income/losses totaled a gain of Ps.52.3 million, improving from the previous quarter in Ps.44.6 million. An increase in total other income of Ps.41.9 million (mainly higher results on the contribution to credit cards guarantee fund in foreign currency) and a decrease in total other expenses of Ps.2.8 million was experienced.

6

1Q16 Earnings Release

NET OTHER INCOME/LOSSES	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Other Income
Penalty interest	15.2	19.8	22.6	15.2	20.5	35%	35%
Recovered loans and reversed allowances	25.8	29.5	51.8	44.7	39.9	-11%	55%
Other	19.2	81.7	46.4	37.4	78.8	111%	310%
Total Other Income	60.2	131.0	120.8	97.3	139.2	43%	131%

Other Expense
Charges for other receivables uncollectibility and other allowances	12.5	56.7	64.8	51.7	32.8	-37%	162%
Goodwill amortization	3.5	3.5	3.5	3.6	3.5	-3%	0%
Other Expense	125.7	5.8	78.2	34.3	50.5	47%	-60%
Total Other Expense	141.7	66.0	146.5	89.6	86.8	-3%	-39%

Net Other Income/Losses	-81.5	65.0	-25.7	7.7	52.3	579%	-164%

In 1Q16, Banco Macro's effective income tax rate was 35.1%, compared to 37.6% in 1Q15.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.62.7 billion, decreasing Ps.218.8 million QoQ and increasing 30% or Ps.14.6 billion YoY.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 6% and 1% QoQ, respectively.

Banco Macro continues supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 1Q16, Ps.1.9 billion loans have been granted.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Overdrafts	5,670.1	4,458.4	5,473.6	4,707.9	4,478.3	-5%	-21%
Discounted documents	4,633.9	5,251.6	5,818.0	6,550.2	5,401.8	-18%	17%
Mortgages loans	2,401.3	2,639.6	2,898.2	3,508.5	3,286.3	-6%	37%
Pledges loans	1,924.2	2,230.1	2,172.7	2,152.6	1,958.2	-9%	2%
Personal loans	17,243.9	18,890.4	21,370.8	23,231.6	24,566.1	6%	42%
Credit Card loans	9,702.8	10,423.8	11,406.2	14,793.3	14,896.4	1%	54%
Others	5,637.3	6,755.7	6,732.3	7,078.5	6,868.4	-3%	22%
Total loan portfolio	47,213.5	50,649.6	55,871.8	62,022.6	61,455.5	-1%	30%
Financial trusts	500.6	399.3	455.3	429.9	794.2	85%	59%
Leasing	391.5	416.5	430.4	432.5	416.5	-4%	6%
Total financing to the private sector	48,105.6	51,465.4	56,757.5	62,885.0	62,666.2	0%	30%

Public Sector Assets

In 1Q16, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.7%, lower than the 5% posted in 4Q15 and higher than the 4.4% posted in 1Q15.

In 1Q16, LEBACS from BCRA stand out with a 50% increase.

7

1Q16 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	8,531.5	12,011.8	11,904.3	8,303.0	12,433.6	50%	46%
Other	2,894.9	3,400.1	3,584.7	4,507.4	4,541.6	1%	57%
Government securities	11,426.4	15,411.9	15,489.0	12,810.4	16,975.2	33%	49%
Guaranteed loans	418.0	417.6	440.7	465.2	522.0	12%	25%
Provincial loans	152.3	108.2	63.8	282.9	283.2	0%	86%
Government securities loans	0.0	0.0	0.0	0.0	5.9	0%	0%
Loans	570.3	525.8	504.5	748.1	811.1	8%	42%
Purchase of government bonds	24.7	25.2	25.8	32.1	32.1	0%	30%
Other receivables	24.7	25.2	25.8	32.1	32.1	0%	30%

TOTAL PUBLIC SECTOR ASSETS	12,021.4	15,962.9	16,019.3	13,590.6	17,818.4	31%	48%

TOTAL PUBLIC SECTOR LIABILITIES	38.4	55.6	34.3	31.6	32.2	2%	-16%

Net exposure	11,983.0	15,907.3	15,985.0	13,559.0	17,786.2	31%	48%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	3,489.9	3,951.1	4,115.0	5,287.6	5,384.8	2%	54%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.4%	4.6%	4.4%	5.0%	4.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.3%	4.5%	4.4%	5.0%	4.7%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.83.8 billion in 1Q16, increasing 9% or Ps.7.3 billion QoQ and 43% or Ps.25.4 billion YoY and representing 85% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 11% or Ps.7.6 billion while public sector deposits decreased 4% or Ps.390.5 million. Within private sector deposits, an increase in foreign currency deposits of 30% or USD189.3 million was observed, while peso deposits increased 7% or Ps.3.9 billion.

The increase in private sector deposits was led by time deposits, which grew 16% or Ps.5.6 billion QoQ. In addition, sight deposits increased 6% or Ps.1.6 billion QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Public sector	8,712.0	9,224.0	10,691.9	9,588.4	9,197.9	-4%	6%

Financial sector	30.1	28.9	29.6	40.1	41.1	2%	37%

Private sector	49,655.8	55,322.2	58,737.2	66,893.1	74,533.0	11%	50%
Checking accounts	12,047.9	12,831.0	13,578.0	14,062.9	15,381.4	9%	28%
Savings accounts	10,691.8	13,157.8	13,150.0	15,507.9	15,836.7	2%	48%
Time deposits	24,610.8	27,228.3	29,634.6	34,719.8	40,359.4	16%	64%
Other	2,305.3	2,105.1	2,374.6	2,602.5	2,955.5	14%	28%
Total	58,397.9	64,575.1	69,458.7	76,521.6	83,772.0	9%	43%

8

1Q16 Earnings Release

Other sources of funds

In 1Q16, the total amount of other sources of funds increased 11% or Ps.2.1 billion compared to 4Q15, as a result of an 11% or Ps.1.8 billion increase in the shareholder’s equity which was driven by 1Q16 positive results.

OTHER SOURCE OF FUNDS	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Central Bank of Argentina	16.1	15.5	12.7	12.9	10.3	-20%	-36%
Banks and international institutions	39.2	113.1	126.4	98.6	29.7	-70%	-24%
Financing received from Argentine financial institutions	176.1	52.9	44.3	85.9	42.7	-50%	-76%
Subordinated corporate bonds	1,359.9	1,367.4	1,451.9	1,957.6	2,248.3	15%	65%
Non-subordinated corporate bonds	951.7	1,000.8	1,016.1	1,432.7	1,573.4	10%	65%
Shareholders´ equity	12,606.1	12,804.5	13,909.2	15,876.1	17,652.2	11%	40%
Total other source of funds	15,149.1	15,354.2	16,560.6	19,463.8	21,556.6	11%	42%

As of March 2016, Banco Macro’s average cost of funds reached 12%. Banco Macro’s transactional deposits represented approximately 42% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 1Q16, the Bank’s liquid assets amounted to Ps.37.2 billion, showing an increase of 26% or Ps.7.8 billion QoQ and an increase of 61% or Ps.14.1 billion on a yearly basis.

In 1Q16, Banco Macro experienced an increase in LEBACS, from both, own portfolio and reverse repos, of 64% and a 9% increase in Cash.

In 1Q16 Banco Macro’s liquid assets to total deposits ratio reached 44.4%.

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Cash	11,808.7	11,232.9	11,712.5	19,402.8	21,189.3	9%	79%
Guarantees for compensating chambers	932.4	1,017.3	1,039.9	1,541.4	1,877.6	22%	101%
Call	391.0	613.9	470.0	160.0	245.9	54%	-37%
Reverse repos from other securities	80.2	93.4	293.6	3.5	272.3	7680%	240%
Reverse repos from LEBAC/NOBAC	1,541.9	1,152.9	1,094.2	-	1,151.5	100%	-25%
LEBAC / NOBAC own portfolio	8,336.2	11,836.6	11,904.4	8,302.9	12,433.6	50%	49%
Total	23,090.4	25,947.0	26,514.6	29,410.6	37,170.2	26%	61%

Liquid assets to total deposits	39.5%	40.2%	38.2%	38.4%	44.4%

Solvency

Banco Macro continued showing high solvency levels in 1Q16 with an integrated capital (RPC) of Ps.17.3 billion over a total capital requirement of Ps.8.6 billion. Banco Macro´s excess capital in 1Q16 was 101% or Ps.8.7 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 23.5% in 1Q16, above the minimum required by the Central Bank.

9

1Q16 Earnings Release

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT MACRO consolidated						Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Credit risk requirement	4,336.5	4,673.1	5,192.7	6,088.4	6,103.9	0%	41%
Market risk requirement	452.2	449.3	487.2	568.8	642.1	13%	42%
Operational risk requirement	1,370.8	1,467.7	1,570.1	1,734.9	1,887.7	9%	38%
Total capital requirement	6,159.5	6,590.1	7,250.0	8,392.1	8,633.7	3%	40%

Ordinary Capital Level 1 (COn1)	12,048.9	12,337.1	13,334.7	14,892.6	16,948.4	14%	41%
Deductible concepts COn1	-446.7	-454.2	-477.7	-535.1	-526.7	-2%	18%
Aditional Capital Level 1 (CAn1)	321.0	321.0	321.0	321.0	275.1	-14%	-14%
Capital level 2 (COn2)	476.7	509.8	563.9	629.2	626.5	0%	31%
Integrated capital - RPC (*) (i)	12,399.9	12,713.6	13,741.9	15,307.7	17,323.4	13%	40%

Risk-weighted assets - RWA (ii)	52,449.0	56,687.2	62,954.0	73,636.8	73,793.0	0%	41%

Excess capital	6,240.4	6,123.5	6,491.9	6,915.6	8,689.7	26%	39%

Capitalization ratio [(i)/(ii)]	23.6%	22.4%	21.8%	20.8%	23.5%

Ratio TIER 1	22.7%	21.5%	20.9%	19.9%	22.6%

(*) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which, the Bank has successully fullfilled with this requirement.

Asset Quality

In 1Q16, Banco Macro’s non-performing to total financing ratio reached a level of 1.53% similar to 4Q15 levels.

The coverage ratio reached 151.47% in 1Q16.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Commercial portfolio	18,780.0	20,228.1	22,175.5	23,162.8	22,917.1	-1%	22%
Non-performing	388.6	451.6	490.9	405.7	377.5	-7%	-3%
Consumer portfolio	31,783.4	34,409.0	38,089.1	43,516.7	44,506.9	2%	40%
Non-performing	580.4	596.9	573.2	605.0	654.0	8%	13%
Total portfolio	50,563.4	54,637.1	60,264.6	66,679.5	67,424.0	1%	33%
Non-performing	969.0	1,048.5	1,064.1	1,010.7	1,031.5	2%	6%
Total non-performing/ Total portfolio	1.92%	1.92%	1.77%	1.52%	1.53%
Total allowances	1,278.5	1,375.9	1,382.5	1,526.6	1,562.4	2%	22%
Coverage ratio w/allowances	131.94%	131.23%	129.92%	151.04%	151.47%

10

1Q16 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	400.3	417.6	440.7	465.2	522.0	12%	30%
Private sector loans	2.2	1.7	1.3	1.0	0.7	-30%	-68%
Other loans	0.3	0.1	0.1	0.3	0.2	-33%	-33%
Loans	402.8	419.4	442.1	466.5	522.9	12%	30%
Other receivables	0.8	0.4	0.2	0.0	0.0	0%	-100%
Total CER adjustable assets	403.6	419.8	442.3	466.5	522.9	12%	30%

CER adjustable LIABILITIES
Deposits	0.3	0.3	0.3	0.3	0.4	33%	33%
Other liabilities from financial intermediation	38.3	36.3	34.1	31.4	31.1	-1%	-19%
Total CER adjustable liabilities	38.6	36.6	34.4	31.7	31.5	-1%	-18%

NET CER EXPOSURE	365.0	383.2	407.9	434.8	491.4	13%	35%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy

Cash	5,201.4	4,124.7	4,590.8	10,102.6	12,521.0	24%	141%
Government and private securities	2,316.7	3,173.5	3,446.7	3,837.3	3,198.2	-17%	38%
Loans	2,002.4	3,035.7	2,439.0	1,797.2	2,451.0	36%	22%
Other receivables from financial intermediation	659.7	628.3	931.2	539.7	632.6	17%	-4%
Other assets	103.9	94.0	107.2	180.2	271.3	51%	161%
Total Assets	10,284.1	11,056.2	11,514.9	16,457.0	19,074.1	16%	85%
Deposits	4,672.1	5,169.6	5,203.4	10,475.3	12,464.2	19%	167%
Other liabilities from financial intermediation	879.3	968.5	1,041.5	928.5	1,303.0	40%	48%
Non-subordinated corporate bonds	951.7	1,000.8	1,016.2	1,432.7	1,573.4	10%	65%
Subordinated corporate bonds	1,359.9	1,367.4	1,451.9	1,957.6	2,248.3	15%	65%
Other liabilities	2.7	0.9	0.8	9.9	3.4	-66%	26%
Total Liabilities	7,865.7	8,507.2	8,713.8	14,804.0	17,592.3	19%	124%

NET FX POSITION	2,418.4	2,549.0	2,801.1	1,653.0	1,481.8	-10%	-39%

11

1Q16 Earnings Release

Relevant and Recent Events

•	Dividends authorization and payment. On February 25th 2016 the Central Bank (BCRA) informed the authorization for the payment of 2014 pending dividends. On March 10th 2016, the payment of such cash dividend for AR $227,708,000 (Ps.0.3895 per outstanding share which represents 38.95% of the Bank’s outstanding corporate capital of Ps.584,563,028) was informed. On March 29th 2016 the payment was completed.

•	Annual Shareholders’ Meeting. The Board of Directors, at the meeting held on March 17th 2016, resolved to call a general and special shareholders’ meeting to be held on April 26th 2016. At this same meeting, the board also decided to separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 643,019,330.80 to the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina. Also, in such general and special shareholders’ meeting, the full reorganization of the Board, among other issues, shall be discussed.

•	Earnings distribution (new limits). In November 2015, through Communication "A" 5827 the BCRA, new additional margins (integrated Capital) were incorporated for earnings distribution proposals:

1) Additional Margins: The aim is to achieve financial entities to accumulate enough own resources to be used in cases were a entities report losses. It was set in 2.5% of Risk Weighted Assets (RWA) and in 3.5% of RWA for those entities considered as domestic systemically important (D-SIBs), with a gradual compliance schedule between January 1st 2016 and January 1st 2019.

2) Countercyclical Margins: The aim is to guarantee that the level of risk is linked to the systemic accumulated risk associated to credit expansion and to macro/financial environment. Range goes from 0% to 2.5% of RWA. Communication “A” 5938 of BCRA, established countercyclical margin in 0% as of April 1st 2016.

•	Net Global Position (PGN). Through Communication "A" 5851 of BCRA, the PGN limits were modified. These new limits were established in 15% of PGN for Spot position and 7.5% of PGN for on shore forward foreign currency transactions since February 2016. Later, through Communication “A” 5894 limits were increased to 20% of PGN for Spot position and 10% of PGN for on shore forward foreign currency transactions. Later, on March 30th 2016, through Communication “A” 5935 of BCRA, those limits were modified again to 10% and 5% respectively as of April 2016.

•	Insurance deposit system (SEDESA). BCRA, through Communication “A” 5493, decided to increase the minimum amount for those deposits covered by SEDESA, from Ps.350.000 to Ps.450.000 as of May 1st. 2016 and also established the monthly contribution to the Deposit guarantee Fund in 0.015% of the average monthly daily balance from the second previous month.

12

1Q16 Earnings Release

•	Alignment with International Financial Reporting Standard (IFRS). On February 12th 2014, BCRA through Communication “A” 5541, established general alignments for the convergence towards IFRS, issued by International Accounting Standards Committee (IASC), for the making of the financial statements of the entities under their supervision. These standards should be applied as of as of January 1st 2018 and its middle terms. Up to date, Banco Macro is in the process of implementing such process towards IFRS.

•	Loans and Housing Units (UVIs). On April 8th 2016, through communication “A” 5945, BCRA enabled a financial instrument to promote long term credit and simultaneously increase housing access. This instrument will be expressed in UVIs and will be daily update through CER Adjustment (Reference Stabilization Coefficient), based on the Consumer Prices Index.

13

1Q16 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy
ASSETS	81,641.8	88,012.8	95,606.5	104,952.0	115,697.7	10%	42%
Cash	11,808.7	11,232.9	11,712.5	19,402.8	21,189.3	9%	79%
Government and Private Securities	14,745.5	18,336.7	18,721.9	15,391.4	21,503.2	40%	46%
-LEBAC/NOBAC	9,878.1	12,989.5	12,998.6	8,303.0	13,585.1	64%	38%
-Other	4,867.4	5,347.2	5,723.3	7,088.4	7,918.1	12%	63%
Loans	47,704.6	51,199.9	56,295.7	62,332.4	62,148.3	0%	30%
to the non-financial government sector	570.3	525.8	504.5	748.1	805.2	8%	41%
to the financial sector	483.4	683.1	565.9	227.4	491.7	116%	2%
to the non-financial private sector and foreign residents	47,909.6	51,346.3	56,585.5	62,852.9	62,380.2	-1%	30%
-Overdrafts	5,670.1	4,458.4	5,473.6	4,707.9	4,478.3	-5%	-21%
-Documents	4,633.9	5,251.6	5,818.0	6,550.2	5,401.8	-18%	17%
-Mortgage loans	2,401.3	2,639.6	2,898.2	3,508.5	3,286.3	-6%	37%
-Pledge loans	1,924.2	2,230.1	2,172.7	2,152.6	1,958.2	-9%	2%
-Personal loans	17,243.9	18,890.4	21,370.8	23,231.6	24,566.1	6%	42%
-Credit cards	9,702.8	10,423.8	11,406.2	14,793.3	14,896.4	1%	54%
-Other	5,637.3	6,755.7	6,732.3	7,078.5	6,868.4	-3%	22%
-Accrued interest, adjustments, price differences receivables and unearned discount	696.1	696.7	713.7	830.3	924.7	11%	33%
Allowances	-1,258.7	-1,355.3	-1,360.2	-1,496.0	-1,528.8	2%	21%
Other receivables from financial intermediation	3,990.5	3,445.3	4,830.2	3,295.3	5,996.4	82%	50%
Receivables from financial leases	393.0	416.9	431.4	433.9	417.6	-4%	6%
Investments in other companies	11.3	11.1	10.6	10.9	11.1	2%	-2%
Other receivables	639.4	748.6	756.9	978.9	1,156.8	18%	81%
Other assets	2,348.8	2,621.4	2,847.3	3,106.4	3,275.0	5%	39%
LIABILITIES	69,035.7	75,208.3	81,697.3	89,075.9	98,045.5	10%	42%
Deposits	58,397.9	64,575.1	69,458.7	76,521.6	83,772.0	9%	43%
From the non-financial government sector	8,712.0	9,224.0	10,691.9	9,588.4	9,197.9	-4%	6%
From the financial sector	30.1	28.9	29.6	40.1	41.1	2%	37%
From the non-financial private sector and foreign residents	49,655.8	55,322.2	58,737.2	66,893.1	74,533.0	11%	50%
-Checking accounts	12,047.9	12,831.0	13,578.0	14,062.9	15,381.4	9%	28%
-Savings accounts	10,691.8	13,157.8	13,150.0	15,507.9	15,836.7	2%	48%
-Time deposits	24,610.8	27,228.3	29,634.6	34,719.8	40,359.4	16%	64%
-Other	2,305.3	2,105.1	2,374.6	2,602.5	2,955.5	14%	28%
Other liabilities from financial intermediation	6,660.2	6,768.9	7,923.1	7,537.4	9,111.0	21%	37%
Subordinated corporate bonds	1,359.9	1,367.4	1,451.9	1,957.6	2,248.3	15%	65%
Other liabilities	2,617.7	2,496.9	2,863.6	3,059.3	2,914.2	-5%	11%
SHAREHOLDERS' EQUITY	12,606.1	12,804.5	13,909.2	15,876.1	17,652.2	11%	40%

LIABILITIES + SHAREHOLDERS' EQUITY	81,641.8	88,012.8	95,606.5	104,952.0	115,697.7	10%	42%

14

1Q16 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	I15	II15	III15	IV15	I16	Quarterly	Annualy
Financial income	4,568.4	4,178.9	5,020.7	6,341.1	6,419.2	1%	41%
Interest on cash and due from banks	0.0	0.1	0.0	0.1	0.3	200%	100%
Interest on loans to the financial sector	20.0	22.2	31.7	14.1	32.8	133%	64%
Interest on overdrafts	350.2	309.3	350.4	397.1	520.3	31%	49%
Interest on documents	248.9	259.8	286.8	350.7	395.4	13%	59%
Interest on mortgage loans	120.6	124.3	142.3	169.4	184.9	9%	53%
Interest on pledge loans	83.6	94.7	103.8	102.9	100.5	-2%	20%
Interest on credit card loans	603.4	667.7	637.3	737.7	919.3	25%	52%
Interest on financial leases	18.8	19.3	21.0	22.6	23.5	4%	25%
Interest on other loans	1,880.9	2,052.5	2,309.5	2,568.9	2,784.9	8%	48%
Income from government & private securities, net	1,105.4	483.4	931.9	1,465.2	1,015.6	-31%	-8%
Interest on other receivables from fin. intermediation	1.3	1.1	1.2	0.5	1.2	140%	-8%
Income from Guaranteed Loans - Decree 1387/01	7.1	5.1	6.3	6.6	7.0	6%	-1%
CER adjustment	9.3	1.2	23.1	24.9	56.9	129%	512%
CVS adjustment	0.0	0.1	0.3	0.3	0.2	-33%	100%
Difference in quoted prices of gold and foreign currency	77.7	85.1	111.1	379.2	258.8	-32%	233%
Other	41.2	53.0	64.0	100.9	117.6	17%	185%
Financial expense	-1,873.7	-2,061.8	-2,276.9	-2,630.3	-3,153.9	20%	68%
Interest on saving accounts	-14.1	-15.5	-17.8	-20.8	-20.7	0%	47%
Interest on time deposits	-1,391.4	-1,568.1	-1,741.6	-2,003.8	-2,453.6	22%	76%
Interest on interfinancing received loans	-3.1	-1.4	-1.4	-1.1	-1.0	-9%	-68%
Interest on other financing from the financial institutions	0.0	0.0	0.0	0.0	-0.1	0%	0%
Interest on subordinated bonds	-31.9	-32.5	-34.0	-37.8	-53.6	42%	68%
Other Interest	-0.7	-0.7	-0.6	-0.6	-0.9	50%	29%
Interests on other liabilities from fin. intermediation	-22.4	-23.1	-24.1	-26.4	-35.7	35%	59%
CER adjustment	-1.2	-1.4	-1.1	-0.9	-3.5	289%	192%
Contribution to Deposit Guarantee Fund	-93.0	-100.2	-108.1	-117.1	-96.4	-18%	4%
Other	-315.9	-318.9	-348.2	-421.8	-488.4	16%	55%
Net financial income	2,694.7	2,117.1	2,743.8	3,710.8	3,265.3	-12%	21%
Provision for loan losses	-201.7	-217.3	-138.1	-320.0	-178.2	-44%	-12%

Fee income	1,308.6	1,457.9	1,576.0	1,772.9	1,737.9	-2%	33%
Fee expense	-339.7	-384.2	-466.1	-524.8	-575.8	10%	70%
Net fee income	968.9	1,073.7	1,109.9	1,248.1	1,162.1	-7%	20%

Administrative expenses	-1,586.8	-1,739.3	-1,896.1	-2,003.7	-2,120.9	6%	34%
Minority interest in subsidiaries	-7.7	-8.8	-9.1	-9.8	-10.6	8%	38%
Net other income	-81.5	65.0	-25.7	7.7	52.3	579%	-164%
Earnings before income tax	1,785.9	1,290.4	1,784.7	2,633.1	2,170.0	-18%	22%
Income tax	-671.7	-467.7	-680.1	-666.2	-762.4	14%	14%

Net income	1,114.2	822.7	1,104.6	1,966.9	1,407.6	-28%	26%

15

1Q16 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I15	II15	III15	IV15	I16
Profitability & performance
Net interest margin (1)	20.8%	14.8%	16.8%	19.6%	16.7%
Net interest margin adjusted (2)	16.4%	15.8%	15.4%	15.4%	15.2%
Net fee income ratio	26.4%	33.7%	28.8%	25.2%	26.2%
Efficiency ratio	43.3%	54.5%	49.2%	40.4%	47.9%
Net fee income as a percentage of adm expenses	61.1%	61.7%	58.5%	62.3%	54.8%
Return on average assets	5.9%	4.0%	4.9%	8.0%	5.1%
Return on average equity	36.6%	25.8%	32.2%	51.6%	33.3%
Liquidity
Loans as a percentage of total deposits	83.8%	81.4%	83.0%	83.4%	76.0%
Liquid assets as a percentage of total deposits	39.5%	40.2%	38.2%	38.4%	44.4%
Capital
Total equity as a percentage of total assets	15.4%	14.5%	14.5%	15.1%	15.3%
Regulatory capital as a percentage of risk weighted assets	23.6%	22.4%	21.8%	20.8%	23.5%
Asset Quality
Allowances over total loans	2.6%	2.6%	2.4%	2.3%	2.4%
Non-performing financing as a percentage of total financing	1.9%	1.9%	1.8%	1.5%	1.5%
Allowances as a percentage of non-performing financing	131.9%	131.2%	129.9%	151.0%	151.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	I15	II15	III15	IV15	I16
Profitability & performance
Net interest margin (1)	20.8%	17.6%	17.3%	17.9%	16.7%
Net interest margin adjusted (2)	16.4%	16.1%	15.8%	15.6%	15.2%
Net fee income ratio	26.4%	29.8%	29.4%	28.1%	26.2%
Efficiency ratio	43.3%	48.5%	48.8%	46.1%	47.9%
Net fee income as a percentage of adm expenses	61.1%	61.4%	60.4%	60.9%	54.8%
Return on average assets	5.9%	4.9%	4.9%	5.8%	5.1%
Return on average equity	36.6%	31.1%	31.5%	37.2%	33.3%
Liquidity
Loans as a percentage of total deposits	83.8%	81.4%	83.0%	83.4%	76.0%
Liquid assets as a percentage of total deposits	39.5%	40.2%	38.2%	38.4%	44.4%
Capital
Total equity as a percentage of total assets	15.4%	14.5%	14.5%	15.1%	15.3%
Regulatory capital as a percentage of risk weighted assets	23.6%	22.4%	21.8%	20.8%	23.5%
Asset Quality
Allowances over total loans	2.6%	2.6%	2.4%	2.3%	2.4%
Non-performing financing as a percentage of total financing	1.9%	1.9%	1.8%	1.5%	1.5%
Allowances as a percentage of non-performing financing	131.9%	131.2%	129.9%	151.0%	151.5%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 21, 2016

MACRO BANK INC.

By:	/s/ Juan Pablo Brito Devoto
Name: Juan Pablo Brito Devoto
Title: Director